UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three months ended March 31, 2017

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat S.A.” refer to Intelsat S.A. and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the terms “Intelsat Connect” and “ICF” refer to Intelsat Connect Finance S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Connect’s direct wholly-owned subsidiary, (7) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (8) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions, anticipations, projections, estimations, predictions, outlook and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2016, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced satellite performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	our ability to access capital markets for debt or equity;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	the possibility that the proposed Transactions (See Note 1—General—Recent Developments) do not close when expected or at all;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed Transactions;

•	competitive responses to the proposed Transactions;

•	the possibility that the anticipated benefits of the Transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies, or conditions imposed in order to obtain regulatory approvals to complete the transactions;

•	the possibility that the proposed Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	the possibility that the condition to the transactions relating to the completion of exchange offers may not be satisfied, or may be satisfied on different terms than currently proposed;

•	litigation; and

•	other risks discussed in our Annual Report or this Quarterly Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2016	As of March 31, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$622,675
Receivables, net of allowance of $54,744 in 2016 and $52,481 in 2017	203,036	197,555
Prepaid expenses and other current assets	55,908	57,203

Total current assets	924,968	877,433
Satellites and other property and equipment, net	6,185,842	6,189,773
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	381,274
Other assets	365,834	389,896

Total assets	$12,942,009	$12,911,903

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$157,503
Taxes payable	16,733	7,544
Employee related liabilities	50,178	28,248
Accrued interest payable	204,840	289,918
Deferred satellite performance incentives	23,455	28,738
Deferred revenue	157,684	161,935
Other current liabilities	64,786	50,743

Total current liabilities	733,663	724,629
Long-term debt, net of current portion	14,198,084	14,209,427
Deferred satellite performance incentives, net of current portion	210,706	228,195
Deferred revenue, net of current portion	906,744	892,608
Deferred income taxes	168,445	172,177
Accrued retirement benefits	186,284	183,178
Other long-term liabilities	148,081	141,221
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,188
Paid-in capital	2,156,911	2,161,947
Accumulated deficit	(5,715,931)	(5,750,501)
Accumulated other comprehensive loss	(76,305)	(74,741)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,662,107)
Noncontrolling interest	24,147	22,575

Total liabilities and shareholders’ deficit	$12,942,009	$12,911,903

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Revenue	$552,643	$538,484
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	87,460	84,461
Selling, general and administrative	57,130	57,295
Depreciation and amortization	168,880	179,132

Total operating expenses	313,470	320,888

Income from operations	239,173	217,596
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	504
Other income (expense), net	(582)	1,344

Income (loss) before income taxes	21,681	(26,802)
Provision for income taxes	5,389	6,840

Net income (loss)	16,292	(33,642)
Net income attributable to noncontrolling interest	(966)	(928)

Net income (loss) attributable to Intelsat S.A.	$15,326	$(34,570)

Cumulative preferred dividends	—	—

Net income (loss) attributable to common shareholders	$15,326	$(34,570)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$0.14	$(0.29)
Diluted	$0.13	$(0.29)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net income (loss)	$16,292	$(33,642)
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs and other, net of tax	(1)	(2)

Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	532	566
Marketable securities:
Unrealized gains on investments, net of tax	42	169
Reclassification adjustment for realized gain on investments, net of tax	(2)	(13)
Derivatives:
Unrealized gain on fair value of derivatives, net of tax	—	844

Other comprehensive income	571	1,564

Comprehensive income (loss)	16,863	(32,078)
Comprehensive income attributable to noncontrolling interest	(966)	(928)

Comprehensive income (loss) attributable to Intelsat S.A.	$15,897	$(33,006)

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Cash flows from operating activities:
Net income (loss)	$16,292	$(33,642)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	168,880	179,132
Provision for doubtful accounts	6,258	(329)
Foreign currency transaction gain	(1,710)	(1,539)
Loss on disposal of assets	—	24
Share-based compensation	7,669	4,902
Deferred income taxes	(2,422)	(1,325)
Amortization of discount, premium, issuance costs and related costs	5,066	11,812
Gain on early extinguishment of debt	—	(504)
Unrealized gains on derivative financial instruments	(764)	—
Amortization of actuarial loss and prior service credits for retirement benefits	840	893
Other non-cash items	1,191	18
Changes in operating assets and liabilities:
Receivables	5,476	6,653
Prepaid expenses and other assets	(11,840)	(6,433)
Accounts payable and accrued liabilities	(15,046)	(39,932)
Accrued interest payable	150,094	85,078
Deferred revenue	25,477	(23,408)
Accrued retirement benefits	(2,413)	(3,106)
Other long-term liabilities	90	70

Net cash provided by operating activities	353,138	178,364

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(227,176)	(178,473)
Purchase of cost method investments	(4,000)	(16,000)
Capital contributions to unconsolidated affiliates	(456)	(3,022)

Net cash used in investing activities	(231,632)	(197,495)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,250,000	—
Debt issuance costs	(19,200)	—
Payments on debt exchange	—	(14)
Dividends paid to preferred shareholders	(2,480)	—
Other payments for satellites	—	(18,333)
Principal payments on deferred satellite performance incentives	(3,971)	(4,570)
Dividends paid to noncontrolling interest	(2,310)	(2,500)
Other financing activities	—	503

Net cash provided by (used in) financing activities	1,222,039	(24,914)

Effect of exchange rate changes on cash and cash equivalents	237	696

Net change in cash and cash equivalents	1,343,782	(43,349)
Cash and cash equivalents, beginning of period	171,541	666,024

Cash and cash equivalents, end of period	$1,515,323	$622,675

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$61,925	$149,724
Income taxes paid, net of refunds	11,630	16,489
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$98,090	$46,775
Capitalization of deferred satellite performance incentives	31,600	27,325

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2017

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2016 on file with the Securities and Exchange Commission.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Recent Developments

On February 28, 2017, Intelsat entered into a combination agreement with WorldVu Satellites Limited (“OneWeb”) (the “Combination Agreement”) pursuant to which, and subject to the terms and conditions thereof, OneWeb will merge with and into Intelsat, with Intelsat being the surviving entity (the “Merger”). OneWeb is the builder of a new Low Earth Orbit (“LEO”) global communications system.

Also on February 28, 2017, the Company entered into a share purchase agreement with SoftBank Group Corp. (“SoftBank”) (the “Share Purchase Agreement”) pursuant to which, and subject to the terms and conditions thereof, SoftBank will acquire common shares and nonvoting redeemable convertible preferred shares of the Company for aggregate cash consideration of $1.7 billion (the “SoftBank Investment” and, together with the Merger, the “Transactions”).

Under the terms of the Combination Agreement, at the effective time of the Merger, each common share of OneWeb issued and outstanding immediately prior to the effective time will be converted into the right to receive common shares of Intelsat. Intelsat’s shareholders will retain the common shares of Intelsat that they currently hold. Based on the terms of the transactions announced on February 28, 2017, current Intelsat shareholders are expected to hold approximately 19% of the common shares of Intelsat following completion of the Transactions.

Consummation of the Merger pursuant to the Combination Agreement, and of the SoftBank Investment pursuant to the Share Purchase Agreement, are cross-conditioned on one another. Consummation of the Merger and the SoftBank Investment also are subject to Intelsat’s subsidiaries completing certain debt exchange offers, as well as certain regulatory approvals and other customary closing conditions. The proceeds of the SoftBank Investment will be used in part to fund the cash payments to be made at closing of the Transactions to bondholders that participate in the exchange offers. The Combination Agreement and the Share Purchase Agreement (together, the “Transaction Agreements”) each provide that any party thereto may terminate such agreement if sufficient tenders are not received in the exchange offers within 90 days of the date of the agreements. Shareholders of the Company and shareholders of OneWeb have agreed to vote sufficient shares in favor of the Transactions in order to obtain the required shareholder approvals. The Company expects to complete the Transactions late in the third quarter of 2017.

In March 2017, pursuant to the Combination Agreement, certain of Intelsat’s indirect wholly-owned subsidiaries commenced debt exchange offers and solicitation of consents with respect to certain of their respective outstanding senior secured notes. See Note 10—Long-Term Debt for further details regarding exchange offers and solicitation of consents.

There can be no assurance that the Transactions will be completed, or whether the terms will be amended from those described above.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in ASU 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

•	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The standard affects certain narrow aspects of the guidance issued in ASU 2014-09.

We are still in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method. Based on our initial assessment, we believe that the main changes from the new revenue standard will include: adjustments to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component; capitalization of incremental costs for obtaining a contract; allocation of transaction price to all performance obligations in arrangements, irrespective of whether goods or services are provided before consideration is paid; changes to the accounting for contract modifications; and additional disclosures. The Company will adopt these standards on January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU

2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-05 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During the three months ended March 31, 2016 and 2017, we did not have any restricted cash activity.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to retained earnings on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to retained earnings to be between $4 million and $10 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we expect the amendments in ASU 2017-04 to simplify the process of testing for goodwill impairment, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017 for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At March 31, 2017, there were 118.8 million common shares issued and outstanding.

On May 1, 2016, each of our 5.75% Series A Mandatorily convertible junior non-voting preferred shares (the “Series A Preferred Shares”) automatically converted into 2.7778 common shares, based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. The automatic conversion for a total of 9.6 million new common shares was recorded on May 2, 2016.

Note 3 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands, except per share data or where otherwise noted)
	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Numerator:
Net income (loss)	$16,292	$(33,642)
Net income attributable to noncontrolling interest	(966)	(928)

Net income (loss) attributable to Intelsat S.A.	15,326	(34,570)

Net income (loss) attributable to common shareholders	15,326	(34,570)
Numerator for Basic EPS - income available to common shareholders	15,326	(34,570)
Numerator for Diluted EPS	15,326	(34,570)

Denominator:
Basic weighted average shares outstanding (in millions)	107.8	118.3
Weighted average dilutive shares outstanding (in millions):	9.6	—
Preferred shares (in millions)
Employee compensation related shares including options and restricted stock units (in millions)	0.5	—

Diluted weighted average shares outstanding (in millions)	117.9	118.3
Basic net income (loss) per common share attributable to Intelsat S.A.	$0.14	$(0.29)

Diluted net income (loss) per common share attributable to Intelsat S.A.	$0.13	$(0.29)

Due to a net loss for the three months ended March 31, 2017, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 6.8 million and 5.4 million (consisting of restricted share units and options to purchase common shares) for the three months ended March 31, 2016 and 2017, respectively.

Note 4 Share-Based and Other Compensation Plans

In April 2013, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (as amended, the “2008 Equity Plan”). Also in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan provides for a variety of equity based awards, including incentive stock options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards. Effective June 16, 2016, we increased the aggregate number of common shares authorized for issuance under the 2013 Equity Plan to 20.0 million common shares.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve accounting for share-based payment transactions as part of the FASB’s simplification initiative. We adopted this ASU in the first quarter of 2017 and are recognizing forfeitures as they occur. The adoption did not have a material impact on our consolidated financial statements and associated disclosures.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the three months ended March 31, 2016 and 2017, we recorded compensation expense of $7.7 million and $4.9 million, respectively.

Option modifications

During the three months ended March 31, 2016, we amended 1.2 million stock options under the 2008 Equity Plan, including 0.7 million of anti-dilution options, to modify the exercise prices to $4.16 for the anti-dilution options and to $3.77 for the remainder. As a result of the change, we estimated the difference between fair value of the amended options and the fair value of the original awards before settlement. The fair value was measured using the Black-Scholes option pricing model and the following assumptions were used for the amended options and the original awards before amendment: risk-free interest rates of 0.8% to 1.5%; dividend yields of 0.0%; expected volatility of 50-60%; and expected life of one to four years.

All such options were fully vested and we recognized additional compensation expense associated with the modifications of $1.7 million for the three months ended March 31, 2016.

There were no option modifications during the three months ended March 31, 2017.

Time-based RSUs

We granted 1.0 million time-based RSUs during the three months ended March 31, 2017. These RSUs vest over three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is deemed to be the market price of common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the three months ended March 31, 2017 was $4.44 per RSU.

Performance-based RSUs

We granted 0.8 million performance-based RSUs during the three months ended March 31, 2017. These RSUs vest after three years from the date of grant upon achievement of an adjusted EBITDA target and achievement of a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index as defined in the grant agreement.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on an RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the three months ended March 31, 2017 was $2.79 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and put option embedded derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended March 31, 2017.

		Fair Value Measurements at December 31, 2016
	As of December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2016	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities(1)	$5,381	$5,381	$—	$—

Total assets	$5,381	$5,381	$—	$—

Liabilities
Put option embedded derivative(2)	$1,496	$—	$—	$1,496

Total liabilities	$1,496	$—	$—	$1,496

		Fair Value Measurements at March 31, 2017
	As of March 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2017	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities(1)	$5,610	$5,610	$—	$—

Total assets	$5,610	$5,610	$—	$—

Liabilities
Put option embedded derivative(2)	$546	$—	$—	$546

Total liabilities	$546	$—	$—	$546

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.0 million at December 31, 2016 and $5.1 million at March 31, 2017. We sold marketable securities with a cost basis of $0.2 million during the three months ended March 31, 2017 and recorded a nominal gain on the sale, which was included within other expense, net in our consolidated statement of operations.
(2)	We valued the contingent put option embedded within ICF’s 12.50% Senior Notes due 2022 (the “2022 ICF Notes”) using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified as Level 3 within the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status is determined based upon market conditions in effect when we completed our annual valuation. During the three months ended March 31, 2017, we made cash contributions to the defined benefit retirement plan of $0.3 million. We anticipate that our remaining contributions to the defined benefit retirement plan in 2017 will be approximately $2.6 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2017 will be approximately $4.1 million.

Included in accumulated other comprehensive loss at March 31, 2017, is $123.0 million ($77.6 million, net of tax) that has not yet been recognized in the net periodic pension cost, which includes unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of operations for the three months ended March 31, 2017. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(1)	$(1)
Selling, general and administrative	—	(1)

Total	$(1)	$(2)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$332	$347
Selling, general and administrative	200	219

Total	$532	$566

Realized gain on investments included in:
Other expense, net	$(2)	$(13)

Total	$(2)	$(13)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Interest cost	$4,046	$3,695
Expected return on plan assets	(6,384)	(6,103)
Amortization of unrecognized net loss	842	938

Total benefit	$(1,496)	$(1,470)

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Interest cost	$841	$717
Amortization of unrecognized prior service credits	(2)	(2)
Amortization of unrecognized net gain	—	(114)

Total costs	$839	$601

(b) Other Retirement Plans

In connection with the amendment of the defined benefit retirement plan in the first quarter of 2015, the two defined contribution retirement plans we previously maintained for the benefit of our employees in the United States, were merged into a single plan, which is qualified under the provisions of Section 401(k) of the Internal Revenue Code. We recognized compensation expense for these plans of $2.5 million and $2.1 million during the three months ended March 31, 2016 and 2017, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment, net

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2016	As of March 31, 2017
Satellites and launch vehicles	$10,363,771	$10,517,908
Information systems and ground segment	727,929	743,323
Buildings and other	250,369	250,237

Total cost	11,342,069	11,511,468
Less: accumulated depreciation	(5,156,227)	(5,321,695)

Total	$6,185,842	$6,189,773

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2016 and March 31, 2017 included construction-in-progress of $1.1 billion and $0.8 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $27.1 million and $16.7 million were capitalized during the three months ended March 31, 2016 and 2017, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Recent Satellite Launches

On August 24, 2016, we successfully launched our Intelsat 33e satellite into orbit. Intelsat 33e is the second of seven high-throughput satellites (“HTS”) within our Intelsat EpicNG platform, featuring high performance spot beams and an advanced digital payload. Due to a malfunction in the primary thruster for orbit raising, Intelsat 33e arrived at its 60ºE orbital location in December 2016. In-orbit testing was successfully completed, and the satellite entered into service in late January 2017. A failure review board was established to determine the cause of the primary thruster anomaly. As of March 31, 2017, a final conclusion had not been reached as to the likely cause of the anomaly. We continue to participate in the on-going investigation. Intelsat filed a loss claim in March 2017 with its insurers relating to the loss of life for approximately $78 million. Intelsat 33e is expected to deliver commercial-grade services for enterprise, fixed and mobile network operators, aeronautical and maritime mobility service providers, and for government customers in the Africa, Europe, Middle East and Asia regions.

Intelsat 32e, a customized payload positioned on a third-party satellite, was successfully launched on February 14, 2017. Intelsat 32e is the third of seven in our planned Intelsat EpicNG fleet, featuring high performance spot beams. Intelsat 32e increases our service capabilities over the in-demand North Atlantic and Caribbean regions, supplying services for applications such as in-flight connectivity for commercial flights and passenger and commercial broadband for cruise lines and shipping vessels. Intelsat 32e entered into service in March 2017.

Note 8 Investments

We have an ownership interest in two entities that meet the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and Horizons-3 Satellite LLC (“Horizons 3”). Horizons Holdings is discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”). Horizons 3 is discussed in further detail below. Further, we have cost method investments where we have a minority investment, discussed further below.

(a) Horizons Holdings

Our first joint venture with JSAT International, Inc. (“JSAT”) is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement. The borrowing was subsequently repaid. We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our consolidated financial statements. Total assets of Horizons Holdings were $48.3 million and $45.2 million as of December 31, 2016, and March 31, 2017, respectively. Total liabilities for the same periods were immaterial.

We have a revenue sharing agreement with JSAT related to services sold on the Horizons-1 and Horizons-2 satellites. We are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $6.2 million and $5.4 million as of December 31, 2016, and March 31, 2017, respectively.

(b) Horizons 3 Satellite LLC

On November 4, 2015, we entered into a new joint venture agreement with JSAT. The joint venture, named Horizons 3, was formed for the purpose of developing, launching, managing, operating and owning a high performance satellite to be located at the 169ºE orbital location.

Horizons 3, which is 50% owned by each of Intelsat and JSAT, was set up with a joint share of management authority and equal rights to profits and revenues from the joint venture. Similar to Horizons Holdings, we have a revenue sharing agreement with JSAT related to services sold on the Horizons 3 satellite. In addition, we are responsible for billing and collection for such services, and we remit 50% of the revenue, less applicable fees and commissions, to JSAT.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are not the primary beneficiary, and therefore, do not consolidate Horizons 3. The assessment considered both quantitative and qualitative factors, including an analysis of voting power and other means of control of the joint venture as well as each owner’s exposure to risk of loss or gain. Because we and JSAT equally share control over the operations of the joint venture and also equally share exposure to risk of losses or gains, we concluded that we are not the primary beneficiary of Horizons 3. Our investment, included within other assets in our condensed consolidated balance sheets, is accounted for using the equity method of accounting and the investment balance was $31.1 million and $34.2 million as of December 31, 2016 and March 31, 2017, respectively.

In connection with our investment in Horizons 3, we entered into a capital contribution and subscription agreement, which requires us to fund our 50% share of the amounts due in order to maintain our respective 50% interest in the joint venture. Pursuant to this agreement, we made contributions of $10.3 million and $2.4 million during the year ended December 31, 2016 and the three months ended March 31, 2017, respectively. In addition, our indirect subsidiary that holds our investment in Horizons 3 has entered into a security and pledge agreement with Horizons 3, pursuant to which it has granted a security interest in its membership interests in Horizons 3. Further, our indirect subsidiary has granted a security interest to Horizons 3 in its customer capacity contracts and its ownership interest in its wholly-owned subsidiary that will hold the U.S. Federal Communications Commission license required for the joint venture’s operations.

(c) Cost Method Investments

Our cost method investments recorded in other assets in our condensed consolidated balance sheets had a total carrying value of $29.0 million as of December 31, 2016 and $45.0 million as of March 31, 2017. The balance as of March 31, 2017 consists of four minority investments.

(d) Equity Attributable to Intelsat S.A. and Noncontrolling Interest

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intels at S.A. Shareholder’s Deficit	Noncontrolling Interest	Total Shareholder’s Deficit
Balance at January 1, 2016	$(4,649,565)	$29,212	$(4,620,353)

Net income	990,197	3,915	994,112
Dividends paid to noncontrolling interests	—	(8,980)	(8,980)
Share-based compensation	23,089	—	23,089
Postretirement/pension liability adjustment	2,041	—	2,041
Other comprehensive income	93	—	93

Balance at December 31, 2016	$(3,634,145)	$24,147	$(3,609,998)

	Intels at S.A. Shareholder’s Deficit	Noncontrolling Interest	Total Shareholder’s Deficit
Balance at January 1, 2017	$(3,634,145)	$24,147	$(3,609,998)

Net income (loss)	(34,570)	928	(33,642)
Dividends paid to noncontrolling interests	—	(2,500)	(2,500)
Share-based compensation	5,044	—	5,044
Unrealized gain on fair value of derivatives	844	—	844
Postretirement/pension liability adjustment	564	—	564
Other comprehensive income	156	—	156

Balance at March 31, 2017	$(3,662,107)	$22,575	$(3,639,532)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2016	As of March 31, 2017
Goodwill (1)	$2,620,627	$2,620,627
Orbital locations	2,387,700	2,387,700
Trade name	65,200	65,200

(1)	Net of accumulated impairment losses of $4,160,200.

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2016			As of March 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(669,045)	$74,715	$743,760	$(673,390)	$70,370
Customer relationships	534,030	(216,907)	317,123	$534,030	(223,126)	310,904

Total	$1,277,790	$(885,952)	$391,838	$1,277,790	$(896,516)	$381,274

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $12.1 million and $10.6 million for the three months ended March 31, 2016 and 2017, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2016		As of March 31, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$410,000	$96,650	$90,851
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	(5,746)	—	(912)	—
7.75% Senior Notes due June 2021	2,000,000	640,000	2,000,000	1,180,000
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	(16,588)	—	(15,796)	—
8.125% Senior Notes due June 2023	1,000,000	295,000	1,000,000	590,000
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	(9,764)	—	(9,473)	—
12.5% Senior Notes due November 2024	—	—	403,350	320,381
Unamortized discount and issuance costs related to 12.5% Senior Notes due November 2024	—	—	(215,222)	—

Total Intelsat Luxembourg obligations	3,467,902	1,345,000	3,258,597	2,181,232

Intelsat Connect Finance:
12.5% Senior Notes due April 2022	$731,884	$475,725	$731,892	$655,043
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	(297,257)	—	(290,063)	—

Total Intelsat Connect Finance obligations	434,627	475,725	441,829	655,043

Intelsat Jackson:
9.5% Senior Secured Notes due September 2022	$490,000	$543,900	$490,000	$575,750
Unamortized prepaid debt issuance costs and discount on 9.5% Senior Secured Notes	(20,243)	—	(19,617)	—
8.00% Senior Secured Notes due February 2024	1,349,678	1,383,420	1,349,678	1,420,536
Unamortized prepaid debt issuance costs and premium on 8.0% Senior Secured Notes	(6,005)	—	(5,873)	—
7.25% Senior Notes due October 2020	2,200,000	1,716,000	2,200,000	2,002,000
Unamortized prepaid debt issuance costs and premium on 7.25% Senior Notes	(6,756)	—	(6,366)	—
7.25% Senior Notes due April 2019	1,500,000	1,260,000	1,500,000	1,425,000
Unamortized prepaid debt issuance costs on 7.25% Senior Notes	(5,886)	—	(5,280)	—
7.5% Senior Notes due April 2021	1,150,000	879,750	1,150,000	1,035,000
Unamortized prepaid debt issuance costs on 7.5% Senior Notes	(6,828)	—	(6,485)	—
5.5% Senior Notes due August 2023	2,000,000	1,340,000	2,000,000	1,640,000
Unamortized prepaid debt issuance costs on 5.5% Senior Notes	(14,900)	—	(14,430)	—
Senior Secured Credit Facilities due June 2019	3,095,000	3,013,756	3,095,000	3,029,231
Unamortized prepaid debt issuance costs and discount on Senior Secured Credit Facilities	(21,682)	—	(19,534)	—

Total Intelsat Jackson obligations	11,702,378	10,136,826	11,707,095	11,127,517

Eliminations:
6.75% Senior Notes due June 2018 owned by Intelsat Connect Finance	$(402,570)	$(330,107)	$—	$—
Unamortized prepaid debt issuance costs and discount on 6.75% Senior Notes	5,490	—	700	—
7.75% Senior Notes due June 2021 owned by Intelsat Connect Finance	(979,168)	(313,334)	(979,168)	(577,709)
Unamortized prepaid debt issuance costs on 7.75% Senior Notes	8,121	—	7,734	—
8.125% Senior Notes due June 2023 owned by Intelsat Connect Finance	(111,663)	(32,941)	(111,663)	(65,881)
Unamortized prepaid debt issuance costs on 8.125% Senior Notes	1,090	—	1,058	—
Unamortized prepaid debt issuance costs and discount on 12.5% Senior Notes	71,877	—	71,033	—
12.5% Senior Notes due November 2024 owned by Intelsat Connect Finance	—	—	(402,595)	(319,782)
Unamortized discount and issuance costs related to 12.5% Senior Notes due November 2024	—	—	214,808	—

Total eliminations:	(1,406,823)	(676,382)	(1,198,094)	(963,372)

Total Intelsat S.A. long-term debt	$14,198,084	$11,281,169	$14,209,427	$13,000,421

Less:
Current portion of long-term debt	—		—

Total long-term debt, excluding current portion	$14,198,084		$14,209,427

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2.

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility was available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility was available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

On December 22, 2016, Intelsat Jackson, Intelsat Luxembourg and ICF entered into a Joinder Agreement and a Release Agreement, which further amended the Intelsat Jackson Secured Credit Agreement. These agreements provided for the entry of ICF into the Intelsat Jackson Secured Credit Agreement, as amended, in place of Intelsat Luxembourg and the release of Intelsat Luxembourg from certain of its previous obligations thereunder.

In January 2017 Intelsat Jackson permanently reduced the revolving credit commitments as defined in the Intelsat Jackson Secured Credit Agreement (defined above) from $450 million to $35 million. As of March 31, 2017, Intelsat Jackson had $18.0 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants contained in its other debt agreements. As a result of the completion of the $1.25 billion senior secured notes offering of Intelsat Jackson on March 29, 2016, Intelsat Jackson currently does not have access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March 2016 notes offering.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF, and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors party thereto, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated

EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.68 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.16 to 1.00 as of March 31, 2017.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF, together with $25.0 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

March 2017 Intelsat Jackson, Intelsat Luxembourg and Intelsat Connect Consent Solicitations and Exchange Offers

On March 24, 2017, in connection with the Merger, each of Intelsat Connect, Intelsat Jackson and Intelsat Luxembourg commenced offers to exchange any and all of their respective outstanding senior unsecured notes listed below as set forth herein.

Intelsat Jackson

(i)	7.25% Mandatorily Exchangeable Senior Notes due 2019 for its 7.25% Senior Notes due 2019;

(ii)	7.25% Mandatorily Exchangeable Senior Notes due 2020 for its 7.25% Senior Notes due 2020;

(iii)	7.50% Mandatorily Exchangeable Senior Notes due 2021 for its 7.50% Senior Notes due 2021; and

(iv)	5.50% Mandatorily Exchangeable Senior Notes due 2023 for its 5.50% Senior Notes due 2023.

Intelsat Luxembourg

(i)	7.75% Mandatorily Exchangeable Senior Notes due 2021 for its 7.75% Senior Notes due 2021; and

(ii)	8.125% Mandatorily Exchangeable Senior Notes due 2023 for its 8.125% Senior Notes due 2023.

Intelsat Connect

(i)	12.50% Mandatorily Exchangeable Senior Notes due 2022 for its 12.50% Senior Notes due 2022.

Pursuant to the terms and conditions set forth in the respective offering memoranda governing the terms of the exchange offers described above, upon consummation of the Merger, Eligible Holders tendering existing Intelsat Jackson notes would receive a combination of cash and new Final 5-Year Senior Notes or Final 7-Year Senior Notes, as the case may be, and Eligible Holders tendering Intelsat Luxembourg and Intelsat Connect notes would receive a combination of cash and equity in the newly combined company. Each of the issuers also concurrently launched consent solicitations for each tranche of notes set forth above, whereby certain amendments were proposed to the indentures governing the existing notes. The exchange offers are contingent upon a number of factors, including but not limited to, a participation threshold of 85% of the holders of each tranche of notes being offered for exchange.

On April 21, 2017, Intelsat announced extensions of the expiration date and withdrawal deadline of each of the exchange offers through May 10, 2017.

Note 11 Derivative Instruments and Hedging Activities

Put Option Embedded Derivative Instrument

The 2022 ICF Notes contain a contingent put option clause within the host contract, which affords the holders of the notes the option to require us to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. We concluded that the contingent put option required bifurcation in accordance with ASC 815, and have recorded the embedded derivative at fair value on the consolidated balance sheet in “Other liabilities.” We estimated the fair value of the put option derivative using a valuation technique which reflects the estimated date and probability of a change of control, the fair value of the 2022 ICF Notes, and a credit valuation adjustment reflecting our credit spreads. The fair value of the embedded derivative was $1.5 million as of December 31, 2016 and $0.5 million as of March 31, 2017.

The following table sets forth the fair value of our derivatives by category (in thousands):

Derivatives not designated as hedging instruments	Balance Sheets Location	As of December 31, 2016	As of March 31, 2017
Put option embedded derivative	Other liabilities	1,496	546

Total derivatives		$1,496	$546

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States (“U.S.”) and the United Kingdom (“UK”). Our Luxembourg companies that file tax returns as a consolidated group generated taxable income for the three months ended March 31, 2017. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the cumulative net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the U.S. and the UK, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2016 and March 31, 2017, our gross unrecognized tax benefits were $36.2 million and $37.1 million, respectively (including interest and penalties), of which $27.9 million and $28.8 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2016 and March 31, 2017, we had recorded reserves for interest and penalties in the amount of $3.1 million and $3.3 million respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2016, the change in the balance of unrecognized tax benefits consisted of an increase of $0.7 million related to current tax positions and an increase of $0.2 million related to prior tax positions.

We operate in various taxable jurisdictions throughout the world, and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the U.S., the UK and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., UK and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2011. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, we do not anticipate any adjustments resulting from these audits.

On March 29, 2017, the UK Government gave formal notice of its intention to leave the European Union (“EU”). This notice started the two-year negotiation period to establish the withdrawal terms. Once the UK ultimately withdraws from the EU, existing tax reliefs and exemptions on intra-European transactions will likely cease to apply to transactions between UK entities and EU entities. In addition, transactions with non-EU countries, such as the U.S., may also be affected. As of March 31, 2017, all relevant tax laws and treaties remain unchanged and the tax consequences are unknown. Therefore, we have not recognized any impacts of the withdrawal in the income tax provision as of March 31, 2017. We will recognize any impacts to the tax provision when enacted changes in tax laws or treaties between the UK and the EU or individual EU Member States occur, but no later than the date of the withdrawal.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
North America	49%	50%
Europe	14%	12%
Latin America and Caribbean	15%	15%
Africa and Middle East	13%	14%
Asia Pacific	9%	9%

Approximately 7% and 9% of our revenue was derived from our largest customer during the three months ended March 31, 2016 and 2017, respectively. Our ten largest customers accounted for approximately 29% and 34% of our revenue during the three months ended March 31, 2016 and 2017, respectively.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended March 31, 2016		Three Months Ended March 31, 2017
On-Network Revenues
Transponder services	$390,374	71%	$388,878	72%
Managed services	100,614	18%	100,917	19%
Channel	2,837	1%	1,640	0%

Total on-network revenues	493,825	89%	491,435	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	46,217	8%	35,439	7%
Satellite-related services	12,601	2%	11,610	2%

Total off-network and other revenues	58,818	11%	47,049	9%

Total	$552,643	100%	$538,484	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with our initial public offering (the “IPO”) in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (as amended, the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake

Shareholder”) and David McGlade, our Executive Chairman (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(c) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(e) Horizons 3 Satellite LLC

We have a 50% ownership interest in Horizons 3 as a result of a joint venture with JSAT (see Note 8(b)—Investments—Horizons-3 Satellite LLC).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of its 7.25% Senior Notes due 2019 and $1.15 billion aggregate principal amount of its 7.50% Senior Notes due 2021 (collectively, the “New Jackson Notes”). The New Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7.25% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended March 31, 2016 was $0.6 million compared to $1.6 million for the three months ended March 31, 2017. Other comprehensive income except unrealized gain on fair value derivatives is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson and unrealized gain on fair value of derivatives is attributable to Intelsat Connect.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,616	$48,012	$29,547	$454,965	$280,309	$88,535	$(280,309)	$622,675
Receivables, net of allowance	—	—	11	150,446	150,142	47,098	(150,142)	197,555

Prepaid expenses and other current assets	332	—	—	50,982	50,699	6,736	(51,546)	57,203
Intercompany receivables	—	—	40,059	561,246	—	302,298	(903,603)	—

Total current assets	1,948	48,012	69,617	1,217,639	481,150	444,667	(1,385,600)	877,433
Satellites and other property and equipment, net	—	—	—	6,101,565	6,101,565	88,208	(6,101,565)	6,189,773
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	381,274	381,274	—	(381,274)	381,274
Investment in affiliates	(3,108,399)	333,205	(604,811)	198,328	198,328	—	2,983,349	—
Other assets	171	—	979,043	322,673	322,673	67,133	(1,301,797)	389,896

Total assets	$(3,106,280)	$381,217	$443,849	$13,295,006	$12,558,517	$600,008	$(11,260,414)	$12,911,903

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$27,254	$—	$384	$145,326	$144,486	$21,176	$(145,331)	$193,295
Accrued interest payable	—	52,465	25,159	212,294	3,362	—	(3,362)	289,918
Deferred satellite performance incentives	—	—	—	28,738	28,738	—	(28,738)	28,738
Other current liabilities	—	—	—	209,546	209,546	3,132	(209,546)	212,678
Intercompany payables	505,998	397,604	—	—	2,160,324	—	(3,063,926)	—

Total current liabilities	533,252	450,069	25,543	595,904	2,546,456	24,308	(3,450,903)	724,629
Long-term debt, net of current portion	—	3,258,597	441,829	11,707,095	—	—	(1,198,094)	14,209,427
Deferred satellite performance incentives, net of current portion	—	—	—	228,195	228,195	—	(228,195)	228,195
Deferred revenue, net of current portion	—	—	—	892,389	892,389	219	(892,389)	892,608
Deferred income taxes	—	—	—	159,815	159,815	12,443	(159,896)	172,177
Accrued retirement benefits	—	—	—	182,978	182,978	200	(182,978)	183,178
Other long-term liabilities	—	484	605	133,441	133,441	7,177	(133,927)	141,221

Shareholders’ equity (deficit):								—
Common shares	1,188	7,202	—	200	5,558,066	24	(5,565,492)	1,188
Other shareholders’ equity (deficit)	(3,640,720)	(3,335,135)	(24,128)	(605,011)	2,857,177	555,637	551,460	(3,640,720)

Total liabilities and shareholders’ equity	$(3,106,280)	$381,217	$443,849	$13,295,006	$12,558,517	$600,008	$(11,260,414)	$12,911,903

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$552	$59,752	$29,985	$495,225	$414,339	$80,510	$(414,339)	$666,024
Receivables, net of allowance	2	—	—	151,345	151,322	51,689	(151,322)	203,036

Prepaid expenses and other current assets	882	3	—	48,320	48,263	6,703	(48,263)	55,908
Intercompany receivables	—	—	8,867	557,959	—	302,118	(868,944)	—

Total current assets	$1,436	$59,755	$38,852	$1,252,849	$613,924	$441,020	$(1,482,868)	$924,968
Satellites and other property and equipment, net	—	—	—	6,096,459	6,096,459	89,383	(6,096,459)	6,185,842
Goodwill	—	—	—	2,620,627	2,620,627	—	(2,620,627)	2,620,627
Non-amortizable intangible assets	—	—	—	2,452,900	2,452,900	—	(2,452,900)	2,452,900
Amortizable intangible assets, net	—	—	—	391,838	391,838	—	(391,838)	391,838
Investment in affiliates	(3,086,095)	(23,113)	(651,909)	184,804	184,804	—	3,391,509	—
Other assets	169	—	681,910	303,623	303,623	62,123	(985,614)	365,834

Total assets	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$23,153	$—	$10,830	$221,564	$218,897	$27,351	$(218,897)	$282,898
Accrued interest payable	—	13,158	2,287	189,395	3,146	—	(3,146)	204,840
Deferred satellite performance incentives	—	—	—	23,455	23,455	—	(23,455)	23,455
Other current liabilities	—	—	—	219,389	219,389	3,081	(219,389)	222,470
Intercompany payables	502,355	366,589	—	—	2,183,616	—	(3,052,560)	—

Total current liabilities	525,508	379,747	13,117	653,803	2,648,503	30,432	(3,517,447)	733,663
Long-term debt, net of current portion	—	3,467,902	434,627	11,702,378	—	—	(1,406,823)	14,198,084
Deferred satellite performance incentives, net of current portion	—	—	—	210,706	210,706	—	(210,706)	210,706
Deferred revenue, net of current portion	—	—	—	906,521	906,521	223	(906,521)	906,744
Deferred income taxes	—	—	—	156,081	156,081	12,444	(156,161)	168,445
Accrued retirement benefits	—	—	—	186,086	186,086	198	(186,086)	186,284
Other long-term liabilities	—	—	1,554	139,434	139,434	7,093	(139,434)	148,081

Shareholders’ equity (deficit):
Common shares	1,180	7,202	—	200	5,558,066	24	(5,565,492)	1,180
Other shareholders’ equity (deficit)	(3,611,178)	(3,818,209)	(380,445)	(652,109)	2,858,778	542,112	1,449,873	(3,611,178)

Total liabilities and shareholders’ equity	$(3,084,490)	$36,642	$68,853	$13,303,100	$12,664,175	$592,526	$(10,638,797)	$12,942,009

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$1,289	$—	$—	$497,391	$497,394	$138,819	$(596,409)	$538,484

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	—	70,281	70,281	113,186	(169,287)	84,461
Selling, general and administrative	5,386	38	9	33,223	32,157	16,639	(30,157)	57,295
Depreciation and amortization	—	—	—	174,497	174,497	4,635	(174,497)	179,132

Total operating expenses	5,386	38	9	278,001	276,935	134,460	(373,941)	320,888

Income (loss) from operations	(4,097)	(38)	(9)	219,390	220,459	4,359	(222,468)	217,596
Interest expense (income), net	3,366	75,906	(3,986)	174,710	45,754	(522)	(48,982)	246,246
Gain on early extinguishment of debt	—	210,327	6	—	—	—	(209,829)	504
Subsidiary income (loss)	(27,104)	47,123	43,144	5,235	5,235	—	(73,633)	—
Other income (expense), net	(3)	—	(4)	(29)	788	1,380	(788)	1,344

Income (loss) before income taxes	(34,570)	181,506	47,123	49,886	180,728	6,261	(457,736)	(26,802)
Provision for income taxes	—	—	—	6,742	6,742	98	(6,742)	6,840

Net income (loss)	(34,570)	181,506	47,123	43,144	173,986	6,163	(450,994)	(33,642)
Net income attributable to noncontrolling interest	—	—	—	—	—	(928)	—	(928)

Net income (loss) attributable to Intelsat S.A.	$(34,570)	$181,506	$47,123	$43,144	$173,986	$5,235	$(450,994)	$(34,570)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(in thousands)

	Intels at S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$500,943	$500,946	$145,152	$(594,398)	$552,643

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	62,364	62,364	118,539	(155,807)	87,460
Selling, general and administrative	2,235	4	36,790	36,463	18,110	(36,472)	57,130
Depreciation and amortization	—	—	163,376	163,376	5,504	(163,376)	168,880

Total operating expenses	2,235	4	262,530	262,203	142,153	(355,655)	313,470

Income (loss) from operations	(2,235)	(4)	238,413	238,743	2,999	(238,743)	239,173
Interest expense, net	3,131	68,275	154,124	46,884	(8,620)	(46,884)	216,910
Subsidiary income	20,693	95,724	9,595	9,595	—	(135,607)	—
Other income (expense), net	(1)	—	(2,197)	630	1,616	(630)	(582)

Income (loss) before income taxes	15,326	27,445	91,687	202,084	13,235	(328,096)	21,681
Provision for (benefit from) income taxes	—	—	3,995	3,995	1,394	(3,995)	5,389

Net income (loss)	15,326	27,445	87,692	198,089	11,841	(324,101)	16,292
Net income attributable to noncontrolling interest	—	—	—	—	(966)	—	(966)

Net income (loss) attributable to Intelsat S.A.	$15,326	$27,445	$87,692	$198,089	$10,875	$(324,101)	$15,326

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(in thousands)

	Intels at S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Connect Finance	Intelsat Jackson	Jackson Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$925	($2,594)	($7,979)	$180,372	$147,910	$9,639	($149,909)	$178,364

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	—	(174,607)	(174,607)	(3,866)	174,607	(178,473)
Repayment from (disbursements for) intercompany loans	—	—	—	(603)	(603)	—	1,206	—
Investment in subsidiaries	—	(7,144)	—	(9,050)	(2,550)	—	18,744	—
Dividend from affiliates	—	—	—	2,500	2,500	—	(5,000)	—

Purchase of cost method investments	—	—	—	(16,000)	(16,000)	—	16,000	(16,000)
Capital contributions to unconsolidated affiliates	—	—	—	—	—	(3,022)	—	(3,022)

Net cash provided by (used in) investing activities	—	(7,144)	—	(197,760)	(191,260)	(6,888)	205,557	(197,495)

Cash flows from financing activities:
Proceeds from (repayment of) intercompany borrowing	—	—		—	—	603	(603)	—
Payments on debt exchange	—	—	(14)	—	—	—	—	(14)
Other payments for satellites	—	—	—	(18,333)	(18,333)	—	18,333	(18,333)
Capital contribution from parent	—	—	7,144	—	16,140	9,050	(32,334)	—
Dividends to shareholders	—	—	—	—	(84,000)	(2,500)	86,500	—
Principal payments on deferred satellite performance incentives	—	—	—	(4,570)	(4,570)	—	4,570	(4,570)
Dividends paid to noncontrolling interest	—	—	—	—	—	(2,500)	—	(2,500)
Other financing activities	142	(2,002)	414	(51)	—	—	2,000	503

Net cash provided by (used in) financing activities	142	(2,002)	7,544	(22,954)	(90,763)	4,653	78,466	(24,914)

Effect of exchange rate changes on cash and cash equivalents	(3)	—	(3)	82	83	621	(84)	696

Net change in cash and cash equivalents	1,064	(11,740)	(438)	(40,260)	(134,030)	8,025	134,030	(43,349)
Cash and cash equivalents, beginning of period	552	59,752	29,985	495,225	414,339	80,510	(414,339)	666,024

Cash and cash equivalents, end of period	$1,616	$48,012	$29,547	$454,965	$280,309	$88,535	$(280,309)	$622,675

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$72	$357,321	$320,758	$256,290	(325,014)	(256,289)	$353,138

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(222,413)	(222,413)	(4,763)	222,413	(227,176)
Repayment from (disbursements for) intercompany loans	2,437	—	—	—	346,799	(349,236)	—
Investment in subsidiaries	(3,748)	—	(59)	(59)	—	3,866	—
Dividend from affiliates	—	—	2,310	2,310	—	(4,620)	—
Purchase of cost method investment	—	—	(4,000)	(4,000)	—	4,000	(4,000)
Other investing activities	—	—	—	—	(456)	—	(456)

Net cash provided by (used in) investing activities	(1,311)	—	(224,162)	(224,162)	341,580	(123,577)	(231,632)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	1,250,000	—	—	—	1,250,000
Debt issuance costs	—	—	(19,200)	—	—	—	(19,200)
Proceeds from (repayment of) intercompany borrowing	—	—	(349,236)	—	—	349,236	—
Dividends paid to preferred shareholders	(2,480)	—	—	—	—	—	(2,480)
Capital contribution from parent	—	—	—	26,670	3,807	(30,477)	—
Dividends to shareholders	—	—	—	(61,500)	(2,310)	63,810	—
Principal payments on deferred satellite performance incentives	—	—	(3,971)	(3,971)	—	3,971	(3,971)
Dividends paid to noncontrolling interest	—	—	—	—	(2,310)	—	(2,310)

Net cash provided by (used in) financing activities	(2,480)	—	877,593	(38,801)	(813)	386,540	1,222,039

Effect of exchange rate changes on cash and cash equivalents	(1)	—	31	33	208	(34)	237

Net change in cash and cash equivalents	(3,720)	357,321	974,220	(6,640)	15,961	6,640	1,343,782

Cash and cash equivalents, beginning of period	16,941	760	109,959	89,641	43,881	(89,641)	171,541

Cash and cash equivalents, end of period	$13,221	$358,081	$1,084,179	$83,001	$59,842	$(83,001)	$1,515,323

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations, and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our Global Network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for commercial aeronautical consumer broadband connectivity, to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are critical components of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. In recent years, mobility services providers have contracted for services on our fleet that support broadband connections for passengers on commercial flights and cruise ships, connectivity that in some cases is only available through our network. In addition, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In developing regions, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Recent Developments

On February 28, 2017, Intelsat entered into a combination agreement with WorldVu Satellites Limited (“OneWeb”) (the “Combination Agreement”) pursuant to which, and subject to the terms and conditions thereof, OneWeb will merge with and into Intelsat, with Intelsat being the surviving entity (the “Merger”). OneWeb is the builder of a new Low Earth Orbit (“LEO”) global communications system.

Also on February 28, 2017, the Company entered into a share purchase agreement with SoftBank Group Corp. (“SoftBank”) (the “Share Purchase Agreement”) pursuant to which, and subject to the terms and conditions thereof, SoftBank will acquire common shares and nonvoting redeemable convertible preferred shares of the Company for aggregate cash consideration of $1.7 billion (the “SoftBank Investment” and, together with the Merger, the “Transactions”).

Under the terms of the Combination Agreement, at the effective time of the Merger, each common share of OneWeb issued and outstanding immediately prior to the effective time will be converted into the right to receive common shares of Intelsat. Intelsat’s shareholders will retain the common shares of Intelsat that they currently hold. Based on the terms of the transactions announced on February 28, 2017, current Intelsat shareholders are expected to hold approximately 19% of the common shares of Intelsat following completion of the Transactions.

Consummation of the Merger pursuant to the Combination Agreement, and of the SoftBank Investment pursuant to the Share Purchase Agreement, are cross-conditioned on one another. Consummation of the Merger and the SoftBank Investment also are subject to Intelsat’s subsidiaries completing certain debt exchange offers, as well as certain regulatory approvals and other customary closing conditions. The proceeds of the SoftBank Investment will be used in part to fund the cash payments to be made at closing of the Transactions to bondholders that participate in the exchange offers. The Combination Agreement and the Share Purchase Agreement (together, the “Transaction Agreements”), each provide that any party thereto may terminate such agreement if sufficient tenders are not received in the exchange offers within 90 days of the date of the agreements. The debt exchange offers were launched in March 2017. For details, see –Liquidity and Capital Resources-Long-Term Debt-2017 Debt Transactions-March 2017 Intelsat Jackson, Intelsat Connect and Intelsat Luxembourg Consent Solicitations and Exchange Offers. Shareholders of the Company and shareholders of OneWeb have agreed to vote sufficient shares in favor of the Transactions in order to obtain the required shareholder approvals. The Company expects to complete the Transactions late in the third quarter of 2017.

There can be no assurance that the Transactions will be completed, or whether the terms will be amended from those described above.

Results of Operations

Three Months Ended March 31, 2016 and 2017

The following table sets forth our comparative statements of income for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2017
			Increase (Decrease)	Percentage Change
Revenue	$552,643	$538,484	$(14,159)	(3)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	87,460	84,461	(2,999)	(3)
Selling, general and administrative	57,130	57,295	165	0
Depreciation and amortization	168,880	179,132	10,252	6

Total operating expenses	313,470	320,888	7,418	2

Income from operations	239,173	217,596	(21,577)	(9)
Interest expense, net	216,910	246,246	29,336	14
Gain on early extinguishment of debt	—	504	504	NM
Other income (expense), net	(582)	1,344	1,926	NM

Income (loss) before income taxes	21,681	(26,802)	(48,483)	NM
Provision for income taxes	5,389	6,840	1,451	27

Net income (loss)	16,292	(33,642)	(49,934)	NM
Net income attributable to noncontrolling interest	(966)	(928)	(38)	(4)

Net income (loss) attributable to Intelsat S.A.	$15,326	$(34,570)	$(49,896)	NM

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. On-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, which we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$390,374	$388,878	$(1,496)	(0)%
Managed services	100,614	100,917	303	0
Channel	2,837	1,640	(1,197)	(42)

Total on-network revenues	493,825	491,435	(2,390)	(0)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	46,217	35,439	(10,778)	(23)
Satellite-related services	12,601	11,610	(991)	(8)

Total off-network and other revenues	58,818	47,049	(11,769)	(20)

Total	$552,643	$538,484	$(14,159)	(3)%

Total revenue for the three months ended March 31, 2017 decreased by $14.2 million, or 3%, as compared to the three months ended March 31, 2016. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $1.5 million, primarily due to a $19.3 million decrease in revenue from network services customers, partially offset by a $17.8 million increase in revenue from media customers. The network services decline was mainly due to previously noted lower pricing on renewing wide-beam services for enterprise and wireless infrastructure related to activity in Africa and non-renewals of point-to-point services from customers operating in Africa and Latin America. The network services decline was also due to non-renewals of services related to the challenging economic environment in Russia. The media services increase resulted primarily from growth in direct-to-home television services in the Latin America, Caribbean and the Africa regions, partially offset by declines in the Asia-Pacific and North America regions. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services—an aggregate increase of $0.3 million, largely due to an increase of $8.1 million in revenue from network services customers for broadband services for maritime mobility applications and aero applications, partially offset by declines in revenues of $2.2 million, primarily from network services customers for point-to-point trunking applications, which are switching to fiber alternatives, and $1.7 million from media customers for video solutions.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $10.8 million, primarily due to decreases in services for government applications, largely related to sales of off-network managed services.

•	Satellite-related services—an aggregate decrease of $1.0 million, primarily due to decreased revenue from support for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $3.0 million, or 3%, to $84.5 million for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. The decrease was primarily due to the following:

•	a decrease of $8.4 million largely due to lower cost of sales for customer premise equipment relating to our government customer set and declines in cost of off-network fixed satellite services and managed services capacity purchased in support of our government business; partially offset by

•	an increase of $1.8 million in staff-related expense related to our investments in our managed services strategy;

•	an increase of $1.4 million in satellite-related insurance costs due to recent launches; and

•	an increase of $1.2 million in license and fees.

Selling, General and Administrative

Selling, general and administrative expenses for the three months ended March 31, 2017 and 2016 remained consistent at approximately $57.3 million. Significant items impacting selling, general and administrative expenses included:

•	a decrease of $6.6 million in bad debt expense primarily from the Latin American region; and

•	a decrease in development expenses related to our antenna innovation initiatives; partially offset by

•	an increase of $6.4 million in professional fees primarily due to our liability management initiatives and costs related to the Transactions referred to above.

Depreciation and Amortization

Depreciation and amortization expense increased by $10.3 million, or 6%, to $179.1 million for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016. Significant items impacting depreciation and amortization included:

•	an increase of $26.9 million in depreciation expense resulting from the impact of satellites placed in service; partially offset by

•	a net decrease of $15.3 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated; and

•	a decrease of $1.6 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of gross interest expense, offset by interest income earned and the amount of interest we capitalize related to assets under construction.

Interest expense, net increased by $29.3 million, or 14%, to $246.2 million for the three months ended March 31, 2017, as compared to $216.9 million for the three months ended March 31, 2016. The increase in interest expense, net was principally due to:

•	an increase of $18.1 million in interest expense primarily driven by our new debt issuances, partially offset by certain repurchases and exchanges in 2016; and

•	an increase of $10.4 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $11.8 million for the three months ended March 31, 2017. The non-cash interest expense was due to the amortization of deferred financing fees and the amortization and accretion of discounts and premiums.

Gain on Early Extinguishment of Debt

Gain on early extinguishment of debt was $0.5 million for the three months ended March 31, 2017, with no comparable gain or loss for the three months ended March 31, 2016. In the first quarter of 2017, Intelsat Luxembourg completed a debt exchange (the “Second 2018 Luxembourg Exchange”), (see —Liquidity and Capital Resources—Long-Term Debt). The gain of $0.5 million consisted of the difference between the carrying value of the debt exchanged and the total amount of the newly issued debt, together with a write-off of unamortized debt discount and unamortized debt issuance costs.

Other Expense, Net

Other income, net was $1.3 million for the three months ended March 31, 2017, as compared to other expense, net of $0.6 million for the three months ended March 31, 2016. The variance of $1.9 million was primarily due to a $2.0 million increase in income primarily related to our business conducted in Brazilian reais.

Provision for Income Taxes

Our income tax expense was $6.8 million for the three months ended March 31, 2017, as compared to $5.4 million for the three months ended March 31, 2016. The increase was principally due to higher income in our U.S. subsidiaries in the three months ended March 31, 2017.

Cash paid for income taxes, net of refunds, totaled $16.5 million and $11.6 million for the three months ended March 31, 2017 and 2016, respectively.

Net Income (Loss) Attributable to Intelsat S.A.

Net loss attributable to Intelsat S.A was $34.6 million for the three months ended March 31, 2017, as compared to net income attributable to Intelsat S.A. of $15.3 million for the three months ended March 31, 2016. The change reflects the various items discussed above.

EBITDA

EBITDA consists of earnings before net interest, loss (gain) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss (gain) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net income (loss)	$16,292	$(33,642)
Add (Subtract):
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	(504)
Provision for income taxes	5,389	6,840
Depreciation and amortization	168,880	179,132

EBITDA	$407,471	$398,072

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net income (loss)	$16,292	$(33,642)

Add (Subtract):
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	(504)
Provision for income taxes	5,389	6,840
Depreciation and amortization	168,880	179,132

EBITDA	407,471	398,072

Add:
Compensation and benefits (1)	7,669	4,902
Non-recurring and other non-cash items (2)	2,530	6,864

Adjusted EBITDA	$417,670	$409,838

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)	Reflects certain non-recurring gains and losses and non-cash items, including the following: costs associated with development activities; professional fees related to our liability management initiatives in 2017; professional fees associated with the Transactions referred to above; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

B. Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At March 31, 2017, the aggregate principal amount of our debt outstanding not held by affiliates was $14.5 billion. Our interest expense, net for the three months ended March 31, 2017 was $246.2 million, which included $11.8 million of non-cash interest expense. We also expect to make significant capital expenditures in 2017 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At March 31, 2017, cash and cash equivalents were approximately $622.7 million. In January 2017, Intelsat Jackson permanently reduced the revolving credit commitments as defined in the Intelsat Jackson Secured Agreement from $450 million to $35 million (see – Long Term Debt – Senior Secured Credit Facilities). At March 31, 2017, Intelsat Jackson had $18.0 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility. However, use of such capacity was subject to the covenants contained in its other debt agreements. As a result of the completion of the $1.25 billion senior secured notes offering of Intelsat Jackson on March 29, 2016, Intelsat Jackson currently does not have access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March 2016 notes offering.

We currently expect to use cash on hand, cash flows from operations, and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund interest obligations ($894.5 million and $870.4 million in 2015 and 2016, respectively) and significant capital expenditures ($724.4 million and $714.6 million in 2015 and 2016, respectively). However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness. We also continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net cash provided by operating activities	$353,138	$178,364
Net cash used in investing activities	(231,632)	(197,495)
Net cash provided by (used in) financing activities	1,222,039	(24,914)
Net change in cash and cash equivalents	1,343,782	(43,349)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $174.8 million to $178.4 million for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016. The primary drivers of the decrease were lower cash inflows from operations, lower inflows related to the amount and timing of interest payments, lower inflows related to lower customer prepayments received under our long-term service contracts, and higher outflows for accounts payable and accrued expenses. During the three months ended March 31, 2017, cash flows from operating activities reflected an $85.1 million inflow related to the amount and timing of interest payments; partially offset by a $40.0 million outflow related to increased payments of accounts payable and a $23.4 million outflow related to deferred revenue from amortization of existing customer prepayments.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $34.1 million to $197.5 million during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016. The decrease was primarily due lower capital expenditures, partially offset by an increase in cost method investments.

Net Cash Provided by (Used in) Financing Activities

Net cash from financing activities decreased by $1,247.0 million to a net outflow of $24.9 million during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016. The decrease was primarily due to net proceeds from the issuance of $1.25 billion aggregate principal amount of senior secured notes by Intelsat Jackson in March 2016.

Long-Term Debt

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which included a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility required regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity.

Up to $350.0 million of the revolving credit facility was available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility was available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to LIBOR plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit

Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended did not change. The Second Jackson Credit Agreement Amendment further removed the requirement for regularly scheduled quarterly principal payments under the term loan facility.

On December 22, 2016, Intelsat Jackson, Intelsat Luxembourg and ICF entered into a Joinder Agreement and a Release Agreement, which further amended the Intelsat Jackson Secured Credit Agreement. These agreements provided for the entry of ICF into the Intelsat Jackson Secured Credit Agreement, as amended, in place of Intelsat Luxembourg and the release of Intelsat Luxembourg from certain of its previous obligations thereunder.

In January 2017 Intelsat Jackson permanently reduced the revolving credit commitments as defined in the Intelsat Jackson Secured Credit Agreement (defined above) from $450 million to $35 million. As of March 31, 2017, Intelsat Jackson had $18.0 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants contained in its other debt agreements. As a result of the completion of the $1.25 billion senior secured notes offering of Intelsat Jackson on March 29, 2016, Intelsat Jackson currently does not have access to the undrawn capacity under the revolving credit facility, and has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March 2016 notes offering.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by ICF, and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio equal to or less than 3.50 to 1.00 at the end of each fiscal quarter, as well as a consolidated EBITDA to consolidated interest expense ratio equal to or greater than 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 2.68 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.16 to 1.00 as of March 31, 2017.

2017 Debt Transactions

January 2017 Intelsat Luxembourg Exchange Offer

In January 2017, Intelsat Luxembourg completed a debt exchange, (the “Second 2018 Luxembourg Exchange”) whereby it exchanged $403.3 million aggregate principal amount of its 6.75% Senior Notes due 2018 (the “2018 Luxembourg Notes”) for an equal aggregate principal amount of newly issued unsecured 12.50% Senior Notes due 2024 (the “2024 Luxembourg Notes”). The Second 2018 Luxembourg Exchange consisted of $377.6 million aggregate principal amount of 2018 Luxembourg Notes held by ICF, together with $25.0 million aggregate principal amount of 2018 Luxembourg Notes repurchased by us in the fourth quarter of 2015. We consolidate ICF, the holder of the 2018 Luxembourg Notes exchanged in the Second 2018 Luxembourg Exchange.

March 2017 Intelsat Jackson, Intelsat Luxembourg and Intelsat Connect Consent Solicitations and Exchange Offers

On March 24, 2017, in connection with the Merger, each of Intelsat Connect, Intelsat Jackson and Intelsat Luxembourg commenced offers to exchange any and all of their respective outstanding senior unsecured notes listed below as set forth herein.

Intelsat Jackson

(i)	7.25% Mandatorily Exchangeable Senior Notes due 2019 for its 7.25% Senior Notes due 2019;

(ii)	7.25% Mandatorily Exchangeable Senior Notes due 2020 for its 7.25% Senior Notes due 2020;

(iii)	7.50% Mandatorily Exchangeable Senior Notes due 2021 for its 7.50% Senior Notes due 2021; and

(iv)	5.50% Mandatorily Exchangeable Senior Notes due 2023 for its 5.50% Senior Notes due 2023.

Intelsat Luxembourg

(i)	7.75% Mandatorily Exchangeable Senior Notes due 2021 for its 7.75% Senior Notes due 2021; and

(ii)	8.125% Mandatorily Exchangeable Senior Notes due 2023 for its 8.125%% Senior Notes due 2023.

Intelsat Connect

(i)	12.50% Mandatorily Exchangeable Senior Notes due 2022 for its 12.50% Senior Notes due 2022.

Pursuant to the terms and conditions set forth in the respective offering memoranda governing the terms of the exchange offers described above, upon consummation of the Merger, Eligible Holders tendering existing Intelsat Jackson notes would receive a combination of cash and new Final 5-Year Senior Notes or Final 7-Year Senior Notes, as the case may be, and Eligible Holders tendering Intelsat Luxembourg and Intelsat Connect notes would receive a combination of cash and equity in the newly combined company. Each of the issuers also concurrently launched consent solicitations for each tranche of notes set forth above, whereby certain amendments were proposed to the indentures governing the existing notes. The exchange offers are contingent upon a number of factors, including but not limited to, a participation threshold of 85% of the holders of each tranche of notes being offered for exchange.

On April 21, 2017, Intelsat announced extensions of the expiration date and withdrawal deadline of each of the exchange offers through May 10, 2017.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 89% of our total contracted backlog as of March 31, 2017 related to contracts that were non-cancelable and approximately 9% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog was approximately $8.5 billion as of March 31, 2017. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Between 2017 and 2019, we have three satellites which are in the manufacturing and design phase, or recently launched. In addition, we are working on two other satellites, including a custom payload being built on a third party satellite and a joint venture satellite. Excluding the successful February 2017 launch of Intelsat 32e, a customized payload positioned on a third party satellite, we plan to launch two additional satellites in 2017. By 2019, our total transmission capacity is expected to increase significantly from levels at 2016 year end.

Payments for satellites and other property and equipment during the three months ended March 31, 2017, were $196.8 million, which includes $178.5 million and $18.3 million in cash flows from investing activities and cash flows from financing activities, respectively in our consolidated statements of cash flows. We intend to fund our capital expenditure requirements through cash on hand and cash provided from operating activities.

Off-Balance Sheet Arrangements

At March 31, 2017, we had an off-balance sheet commitment of $4.4 million which we expect to pay through 2019 for development expenses.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. The guidance in ASU 2014-09 clarifies the principles for recognizing revenue and improves financial reporting by creating a common revenue standard for U.S. GAAP and International Financial Reporting Standards.

•	In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to defer the effective date of ASU 2014-09 by one year. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method.

•	In February 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The standard amends the principal versus agent guidance in ASU 2014-09 and clarifies that the analysis must focus on whether the entity has control of the goods or services before they are transferred to the customer.

•	In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The standard amends the guidance in ASU 2014-09 about identifying performance obligations and accounting for licenses of intellectual property.

•	In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The standard makes narrow-scope amendments to ASU 2014-09 and provides practical expedients to simplify the transition to the new standard and to clarify certain aspects of the standard.

•	In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The standard affects certain narrow aspects of the guidance issued in ASU 2014-09.

We are still in the process of evaluating the impact that these standards will have on our consolidated financial statements and associated disclosures, and have not yet selected a transition method. Based on our initial assessment, we believe that the main changes from the new revenue standard will include: adjustments to the promised amount of consideration for effects of the time value of money for prepayment contracts with a significant financing component; capitalization of incremental costs for obtaining a contract; allocation of transaction price to all performance obligations in arrangements, irrespective of whether goods or services are provided before consideration is paid; changes to the accounting for contract modifications; and additional disclosures. The Company will adopt these standards on January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, on a modified retrospective basis with early adoption allowed. We are in the process of evaluating the impact that ASU 2016-02 will have on our consolidated financial statements and associated disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how companies measure and recognize credit impairment for any financial assets. The standard will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of the standard. ASU 2016-13 is effective for interim and annual periods beginning after December 15, 2019 for public business entities that are SEC filers, on a modified retrospective basis. Early adoption is permitted for interim and annual periods beginning after December 15, 2018. We are in the process of evaluating the impact that ASU 2016-13 will have on our consolidated financial statements and associated disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which addresses specific issues relating to diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Additionally, in November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which requires that amounts described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-15 and ASU 2016-18 are effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a retrospective basis. Early adoption is permitted for both standards in any interim or annual period, for ASU 2016-15 with a condition that the entire ASU is adopted in the same period. We do not expect the adoption of ASU 2016-05 to have a material impact on our consolidated financial statements and associated disclosures. The amendments in ASU 2016-18 will change the presentation of cash flows from restricted cash from supplemental disclosure of non-cash financing activities to cash flows from financing activities in our consolidated statement of cash flows. During the three months ended March 31, 2016 and 2017, we did not have any restricted cash activity.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in ASU 2016-16 eliminate the current requirement to defer the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017 for public business entities, on a modified retrospective basis. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. We plan to adopt the amendments in the first quarter of 2018 and expect the effect of ASU 2016-16 to be a cumulative benefit to retained earnings on January 1, 2018. Based on our existing intercompany structure, we expect the benefit to retained earnings to be between $4 million and $10 million. The benefit relates to certain deferred intercompany gains/losses, mostly in connection with a series of intercompany transactions in 2011 and related steps that reorganized the ownership of our assets among our subsidiaries.

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which is intended to simplify the subsequent measurement of goodwill. The amendments in ASU 2017-04 modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities, as if that reporting unit had been acquired in a business combination. ASU 2017-04 will be effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 for public business entities, on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. When adopted, we expect the amendments in ASU 2017-04 to simplify the process of testing for goodwill impairment, if required.

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which is intended to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost in the financial statements. ASU 2017-07 requires that an employer disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. ASU 2017-07 is effective for interim and annual periods beginning after December 15, 2017, for public business entities. Early adoption is permitted as of the beginning of an annual period for which interim or annual financial statements have not been issued. We are in the process of evaluating the impact that ASU 2017-07 will have on our consolidated financial statements and associated disclosures.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

The satellite communications industry is a capital intensive, technology driven business. We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

At December 31, 2016 and March 31, 2017, approximately 79%, or $11.4 billion principal amount was fixed-rate debt. We perform interest rate sensitivity analyses on our variable-rate debt. Based on the level of fixed-rate debt outstanding at March 31, 2017, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $377 million. These analyses indicate that a 100 basis point increase in interest rates would have an annual impact of approximately $31.0 million on our consolidated statements of operations and cash flows as of March 31, 2017. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use material foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2016.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2016.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: April 27, 2017	By	/s/ STEPHEN SPENGLER
Stephen Spengler
Chief Executive Officer

Date: April 27, 2017	By	/s/ JACQUES KERREST
Jacques Kerrest
Executive Vice President and Chief Financial Officer